                           [ROPES & GRAY LETTER HEAD]

March 30, 2006                                        Leigh R. Fraser
                                                      (617) 951-7485
                                                      leigh.fraser@ropesgray.com

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn:  Kim Browning, Esq.

       Re:     Post-Effective Amendment No. 26 to the Schroder Series Trust (the
               "Trust") Registration Statement on Form N-1A under the Securities
               Act of 1933 and Post-Effective Amendment No. 28 to the Trust's
               Registration Statement on Form N-1A under the Investment Company
               Act of 1940 (the "Registration Statement"), filed with the U.S.
               Securities and Exchange Commission (the "Commission") on January
               11, 2006 (Securities Act of 1933 File No. 33-65632 and Investment
               Company Act of 1940 File No. 811-7840)

Dear Ms. Browning:

     This letter sets forth the Trust's responses to comments you provided to me telephonically on March 29, 2006. For convenience of reference, I have summarized below the text of each comment in bold before each response; the
Trust's responses follow in normal typeface.

     PROSPECTUS(1)
     -------------

     (1) IF THE FUND WILL INVEST IN FUTURES OR FORWARDS AS A PRINCIPAL STRATEGY
INCLUDE THE FOLLOWING LANGUAGE: "AS AN OPEN-END INVESTMENT COMPANY, REGISTERED
WITH THE SEC, THE TRUST IS SUBJECT TO FEDERAL SECURITIES LAWS, INCLUDING THE
1940 ACT, RELATED RULES AND VARIOUS SEC AND SEC STAFF POSITIONS. IN ACCORDANCE
WITH THESE POSITIONS, WITH RESPECT TO

--------------------
     (1)   Comments apply to both Investor and Advisor Shares Prospectuses.

ROPES & GRAY LLP
                                      -2-
                                                                  March 30, 2006

CERTAIN KINDS OF DERIVATIVES, THE TRUST MUST "SET ASIDE" (REFERRED TO SOMETIMES
AS "ASSET SEGREGATION") LIQUID ASSETS, OR ENGAGE IN OTHER SEC- OR STAFF-APPROVED
MEASURES WHILE THE DERIVATIVES CONTRACTS ARE OPEN. FOR EXAMPLE, WITH RESPECT TO
FORWARDS AND FUTURES CONTRACTS THAT ARE NOT CONTRACTUALLY REQUIRED TO
"CASH-SETTLE," THE TRUST MUST COVER ITS OPEN POSITIONS BY SETTING ASIDE LIQUID
ASSETS EQUAL TO THE CONTRACTS' FULL, NOTIONAL VALUE. WITH RESPECT TO FORWARDS
AND FUTURES THAT ARE CONTRACTUALLY REQUIRED TO "CASH-SETTLE," HOWEVER, THE TRUST
IS PERMITTED TO SET ASIDE LIQUID ASSETS IN AN AMOUNT EQUAL TO THE TRUST'S DAILY
MARKED-TO-MARKET (NET) OBLIGATION (I.E. THE TRUST'S DAILY NET LIABILITY, IF ANY)
RATHER THAN THE NOTIONAL VALUE. BY SETTING ASIDE ASSETS EQUAL TO ONLY ITS NET
OBLIGATION UNDER CASH-SETTLED FORWARD OR FUTURES THE TRUST WILL HAVE THE ABILITY
TO EMPLOY LEVERAGE TO A GREATER EXTENT THAN IF THE TRUST WERE REQUIRED TO
SEGREGATE ASSETS EQUAL TO THE FULL NOTIONAL VALUE OF SUCH CONTRACTS. THE USE OF
LEVERAGE INVOLVES CERTAIN RISKS. SEE "PRINCIPAL RISKS". THE TRUST RESERVES THE
RIGHT TO MODIFY ITS ASSET SEGREGATION POLICIES IN THE FUTURE TO COMPLY WITH ANY
CHANGES IN THE POSITIONS ARTICULATED FROM TIME TO TIME BY THE SEC AND ITS
STAFF."

     The requested language is in the SAI under "Additional Information
Concerning the Funds' Principal Investment Strategies -- Certain Derivative
Instruments -- Other Risks." Language has also been added to the Item 4 risk disclosure in the Prospectus regarding the segregation of assets in connection with derivatives (which cross references this language in the SAI.)

     (2) IN THE DISCLOSURE DISCUSSING THE RISKS OF INVESTING IN U.S. GOVERNMENT
SECURITIES, PLEASE EXPLAIN RISKS OTHER THAN CREDIT RISK, SUCH AS INTEREST RATE
RISK, PREPAYMENT RISK, AND PRICE FLUCTUATION RISK. PLEASE CONFIRM WHETHER SALLIE
MAE IS STILL AN INSTRUMENTALITY OF THE U.S. GOVERNMENT, AND IF IT IS NOT, PLEASE
DELETE THE REFERENCE TO SALLIE MAE.

     The following language will be added to the U.S. government securities risk: "Investments in these securities are also subject to interest rate risk
(as described above under "Interest Rate Risk"), prepayment risk (as described above under "Mortgage and Asset-Backed Securities Risk"), extension risk (as described above under "Extension Risk"), and the risk that the value of the securities will fluctuate in response to political, market, or economic developments." The references to the Student Loan Marketing Association will be removed.

     (3) IN FOOTNOTE 2 TO THE FEE AND EXPENSE TABLE, WHERE THE TRUST DISCLOSES
THAT A MINIMAL LEVEL OF ASSETS IS BEING ASSUMED WITH RESPECT TO THE SCHRODER
EMERGING MARKET EQUITY FUND IN ITS FIRST FISCAL YEAR, PLEASE REPRESENT TO US
SUPPLEMENTALLY THAT IF THIS IS SEED MONEY THAT THE SEED MONEY WILL NOT BE
WITHDRAWN BY SCHRODERS FOR A FULL CALENDAR YEAR.

     This language will be deleted. Footnote 2 will be revised to state in its entirety as follows: ""Other Expenses" are based on estimated amounts for each
Fund's current fiscal year."

ROPES & GRAY LLP
                                      -3-
                                                                  March 30, 2006

     (4) WITH REGARD TO THE LAST SENTENCE OF FOOTNOTE 2 TO THE FEE AND EXPENSE
TABLE WHICH STATES "A SUBSTANTIAL INCREASE IN THE SIZE OF THE SCHRODER EMERGING
MARKET EQUITY FUND WOULD LIKELY RESULT IN A REDUCTION IN THE FUND'S OPERATING
EXPENSES AND TOTAL ANNUAL FUND OPERATING EXPENSES" PLEASE CLARIFY THAT IT IS NOT
THE EXPENSES THAT WILL BE REDUCED, BUT RATHER THE EXPENSES AS A PERCENTAGE OF
NET ASSETS.

     This language will be deleted. Please see the response to comment #3 above.

     (5) IN THE DESCRIPTION OF EXTRAORDINARY EXPENSES YOU MENTION INTEREST
EXPENSES. PLEASE CONFIRM IF ANY INTEREST EXPENSE IS INCURRED IN THE UPCOMING
YEAR, THE TRUST WILL STICKER THE PROSPECTUS TO REVISE THE FEE TABLE TO INCLUDE
THE INTEREST EXPENSE.

     The Trust confirms that it will sticker the prospectus to revise the fee table to the extent a Fund incurs any interest expense in the upcoming year.

     STATEMENT OF ADDITIONAL INFORMATION

     (6) PLEASE CLARIFY WHETHER INVESTMENTS IN RESTRICTED SECURITIES ARE A
PRINCIPAL STRATEGY OR A NON-PRINCIPAL STRATEGY OF THE FUNDS. PLEASE REPRESENT
SUPPLEMENTALLY WHAT PERCENTAGE OF EACH FUND'S ASSETS ARE EXPECTED TO BE INVESTED
IN RESTRICTED SECURITIES. PLEASE ADD DISCLOSURE REGARDING THE RISK OF
MISVALUATION OF RESTRICTED SECURITIES.

     Investment in private placements and restricted securities is not a principal strategy of any Fund. The prospectuses and the Statement of Additional
Information will be revised to move this disclosure from the principal investment strategies section to the non-principal investment strategies section.

     The Trust confirms that the percentage of each Fund's assets that will be invested in restricted securities will not exceed 10%.

     The following language will be added at the end of the disclosure in the
Statement of Additional Information entitled "Private Placements and Restricted
Securities": "If no qualified institutional buyers are interested in purchasing the securities, then a Fund may not be able to sell such securities. In the event that the Trustees, or persons designated by the Trustees, determine that a security is "readily marketable" pursuant to these procedures, and a Fund is not able to sell such security at the price that such persons anticipate, then the
Fund's net asset value will decrease."

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                                      -4-
                                                                  March 30, 2006

     (7) PLEASE REVISE THE SECTION ENTITLED "PERFORMANCE INFORMATION OF CERTAIN
OTHER ACCOUNTS MANAGED BY SCHRODERS" IN ACCORDANCE WITH OUR DISCUSSIONS.

     As we discussed, the performance information will be revised to include the gross return of the composites, adjusted to deduct the highest advisory fee paid by any account (including any class of shares of any offshore fund) included in the composite. The Trust believes this approach is consistent with the approach taken in the J.P. Morgan Investment Management, Inc. No-Action Letter (publicly available May 7, 1996) and the GE Funds No-Action Letter (publicly available
February 7, 1997). The same table will also include the gross return of the composites, adjusted by the Net Expenses of each of the Investor Shares class and Advisor Shares class of the Funds, as shown in the prospectuses.

     The following language will be included describing how the performance information was calculated:

     "All returns presented were calculated on a total return basis and include all dividends and interest, accrued income, and realized and unrealized gains and losses. The results presented below have been calculated without deduction of investment advisory fees or other expenses of the accounts in the Schroders Composites. Rather, the performance of such accounts has been restated to deduct (1) in one column, the highest advisory fees of any account in the Schroders Composite; and (2) in separate columns, the Net
     Expenses of the Funds shown in the Prospectuses (1.15% and 1.40% per annum for Investor Shares of Schroder Strategic Bond Fund and Schroder U.S. Small
     and Mid Cap Opportunities Fund, respectively; 1.40% and 1.65% per annum for
     Advisor Shares of Schroder Strategic Bond Fund and Schroder U.S. Small and
     Mid Cap Opportunities Fund, respectively) to all periods."

     The language describing the performance results will be as follows:

     "SCHRODER STRATEGIC BOND FUND - PRIOR PERFORMANCE OF SIMILAR ACCOUNTS

     The table below shows the average annual total returns for the Schroder
     Composite with respect to the Schroder Strategic Bond Fund (in one column, restated to reflect reduction of the highest advisory fee paid by any account in this Schroder Composite; in another, restated to reflect deduction of Net Expenses for Investor Shares of the Fund; and in the
     other, restated to reflect deduction of Net Expenses for Advisor Shares of the Fund) and a broad-based securities market index as of December 31,
     2005.

ROPES & GRAY LLP
                                      -5-
                                                                  March 30, 2006

----------------------------------------------------------------------------------------------------------------------
Year            Schroder Composite Net     Schroder Composite Net     Schroder Composite     Lehman Brothers
                of Highest Advisory Fee    of Net Expenses for        Net of Net Expenses    Aggregate Bond Index (2)
                Paid by any Account in     Investor Shares of the     for Advisor Shares
                Composite (1)              Fund (1.15% per annum)     of the Fund (1.40%
                                           (1)                        per annum) (1)
----------------------------------------------------------------------------------------------------------------------

1 year          5.63%                      5.47%                      5.20%                  2.43%
----------------------------------------------------------------------------------------------------------------------
Since           5.44%                      5.28%                      5.01%                  2.18%
Inception
----------------------------------------------------------------------------------------------------------------------

     (1) The Schroder Composite inception date is October 31, 2004.

     (2) The Lehman Brothers Aggregate Bond Index is an index based on U.S.
     dollar denominated bonds having maturities greater than 12 months and rated investment grade by both Moody's Investment Services and Standard & Poor's.
     Individual issues must exceed $250 million to be eligible for inclusion in the index.

     SCHRODER U.S. SMALL AND MID CAP OPPORTUNITIES FUND - PRIOR PERFORMANCE OF
     SIMILAR ACCOUNTS

     The table below shows the average annual total returns for the Schroder
     Composite with respect to the Schroder U.S. Small and Mid Cap Opportunities
     Fund (in one column, restated to reflect reduction of the highest advisory fee paid by any account in this Schroder Composite; in another, restated to reflect deduction of Net Expenses for Investor Shares of the Fund; and in
     the other, restated to reflect deduction of Net Expenses for Advisor Shares of the Fund) and a broad-based securities market index as of December 31,
     2005.

ROPES & GRAY LLP
                                      -6-
                                                                  March 30, 2006

----------------------------------------------------------------------------------------------------------------------
Year            Schroder Composite Net of   Schroder Composite Net    Schroder Composite     Russell 2500 Index (2)
                Highest Advisory Fee Paid   of Net Expenses for       Net of Net Expenses
                by Any Account in           Investor Shares of the    for Advisor Shares
                Composite(1)                Fund (1.40% per annum)    of the Fund (1.65%
                                            (1)                       per annum) (1)
----------------------------------------------------------------------------------------------------------------------

1 year          12.73%                      12.84%                    12.56%                 8.09%
----------------------------------------------------------------------------------------------------------------------
Since           12.73%                      12.84%                    12.56%                 8.09%
Inception
----------------------------------------------------------------------------------------------------------------------

     (1) The Schroder Composite inception date is December 31, 2004.

     (2) Russell 2500 Index measures the performance of the 2,500 smallest companies in the Russell 3000 Index, which represents approximately 16% of the total market capitalization of the Russell 3000 Index. As of the latest reconstitution, the average market capitalization was approximately $992.9 million; the median market capitalization was approximately $640.0 million.
     The largest company in the index had an approximate market capitalization of $4.0 billion. The Index does not incur expenses or reflect any deduction for taxes and cannot be purchased directly by investors."

                                   * * * * * *

     I hope that the foregoing is responsive to your comments. If you have any questions please call me at (617) 951-7485 or my colleagues Timothy Diggins at
(617) 951-7389, Paula M. Ingram at (617) 951-7007 or Melissa Maguire at (617)
951-7729. Thank you for your efforts in reviewing the Registration Statement.

Very truly yours,

/s/ Leigh R. Fraser

Leigh R. Fraser

cc:
Carin Muhlbaum, Esq.
Mr. Alan M. Mandel
Timothy W. Diggins, Esq.
Jessica T. O'Mary, Esq.
Paula M. Ingram, Esq.
Melissa Maguire, Esq.